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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Hanover Direct, Inc.

Title of Class of Securities:  Common Stock, $0.66 2/3 par value

CUSIP Number:  410783104

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

           Peter Woodward, c/o Regan Partners, L.P.,
                 600 Madison Avenue, 26th Floor
            New York, New York 10022; (212) 317-1646

     (Date of Event which Requires Filing of this Statement)

                          March 1, 2000

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.: 410783104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New Jersey

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         23,903,700

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         23,903,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         23,903,700

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         11.2%

14. Type of Reporting Person

         PN












































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CUSIP No.: 410783104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Regan International Fund Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         12,348,500

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         12,348,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         12,348,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.8%

14. Type of Reporting Person

         PN












































                                5



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CUSIP No.: 410783104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Basil P. Regan

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         626,000

8.  Shared Voting Power:

         42,843,850

9.  Sole Dispositive Power:

         626,000

10. Shared Dispositive Power:

         42,843,850

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         43,469,850




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12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         20.4%

14. Type of Reporting Person

         IN









































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The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report the ownership of Regan Partners, L.P. (the "Partnership"), Regan International Fund Limited (the "International Fund") and Basil P. Regan (together with the Partnership and the International Fund, the "Reporting Persons") in the Common Stock, $0.66 2/3 par value (the "Shares"), of Hanover Direct, Inc. (the "Issuer") has changed: the ownership of the Partnership is 11.2%; the International Fund is 5.8% and the beneficial ownership of Basil P. Regan is 20.4% and to report that on March 1, 2000, Basil P. Regan was elected to the Board of Directors of the Issuer.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 23,903,700 Shares; the International Fund owns 12,348,500 Shares; and Basil P. Regan is deemed to beneficially own 43,469,850 Shares. All 43,469,850 Shares are held by either the Partnership, the International Fund or Basil
         P. Regan.

         All of the Shares were purchased in open market transactions by the Reporting Persons. The Shares were purchased for an aggregate purchase price of $105,156,009.

         The funds for the purchase of the Shares held in the Partnership and the International Fund, have come from the working capital of the Partnership and the International Fund. The funds for the purchase of the Shares held by Basil P. Regan came from the Reporting Person's own funds. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         No change.






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Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Partnership owns 23,903,700 Shares, the International Fund owns 12,348,500 Shares and Basil P. Regan is deemed to be the beneficial owner of 43,469,850 Shares. Based on the Issuer's filing on Form 10-K on March 24, 2000, as of March 17, 2000 there were 213,308,946 Shares outstanding. Therefore, the Partnership owns 11.2%, the International Fund owns 5.8% and Basil P. Regan is deemed to beneficially own 20.4% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they own or are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to March 1, 2000 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Person during the 60 days prior to March 1, 2000 through the date of this filing is filed herewith as Exhibit B.














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         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             BASIL P. REGAN


                                 /s/ Basil P. Regan
                             _________________________________
                             Basil P. Regan


April 13, 2000













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                         Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

April 13, 2000 relating to the Common Stock of Hanover

Direct, Inc. shall be filed on behalf of the undersigned.


                             REGAN PARTNERS, L.P.

                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, General Partner


                             REGAN INTERNATIONAL FUND LIMITED

                               By:  Regan Fund Management Ltd.


                               By:  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan, President


                             BASIL P. REGAN


                                  /s/ Basil P. Regan
                                  _______________________________
                                  Basil P. Regan















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                            Exhibit B

                    SCHEDULE OF TRANSACTIONS

                 Price Per Share         Number of Shares
  Date       (excluding commission)     Purchased or (Sold)
  ____     __________________________  _____________________

01/31/00                 2.935             26,900

01/31/00                 2.905             25,000

01/31/00                 3.018             25,000

01/31/00                 3.038                900

01/31/00                 3.070             50,000

01/31/00                 3.060             50,000

02/01/00                 2.788             10,000

02/14/00                 2.893              1,700

02/15/00                 2.830              5,000


























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